Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Held Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 2, 2010

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaúsa, in the city and state of São Paulo, at 2:30 pm.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The legally required number.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Initiating the day's agenda, the Board of Directors was made aware of the work undertaken and the principal events marking the activities of the Audit Committee in the period from January to June of 2010, as well as the quantitative and qualitative report in relation to the operations of the External Ombudsman's Department, implemented at Itaú Unibanco S.A. as a single organizational component of the Itaú Unibanco Conglomerate.

Subsequently, the account statements for the period from January to June of 2010 were examined with the purpose of (i) recommending for approval as documented in the Summary of the Audit Committee's Report; (ii) favorable opinion of the Fiscal Council; and (iii) opinion without qualification of the Independent Auditors. After  a detailed discussion of the account statements by Roberto Egydio Setubal, Vice Chairman of the Board of Directors and CEO on the Executive Board, the Directors thus concluded as to the exactness of all the documents so examined, unanimously approving them and authorizing their disclosure through submission to the CVM - Comissão de Valores Mobiliários, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (USA) and BCBA – Bolsa de Comercio de Buenos Aires (Argentina).

Finally, the Chairman put to the floor for discussion and approval the amendment in the Audit Committee's Regulations, duly approved by the Audit Committee at its meeting held on July 27, 2010. Following examination of the matter submitted and on the basis of their appointed functions, the Directors present approved in full the amendments made to the Audit Committee Regulations.

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo (SP), August 2, 2010. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Held Company	NIRE 35300010230

AUDIT COMMITTEE REGULATIONS

These Regulations ("Regulations"), prepared on the basis of best international practices, establish the rules for the functioning of the Audit Committee ("Committee"), instituted by the Extraordinary General Meeting of Itaú Unibanco Holding S.A. ("Itaú Unibanco") of April 28  2004, for the Itaú Unibanco Financial Conglomerate, which covers Itaú Unibanco and all its controlled and affiliate companies, either direct or indirect ("Conglomerate").

I – Characteristics and Composition

1.
The Committee shall be exclusive to the institutions, components of the Conglomerate, authorized to operate by the Central Bank of Brazil ("BACEN") and to the companies supervised by the Private Insurance Superintendency ("SUSEP").

2.
The Committee is the body responsible for supervision (i) of the internal controls and the management of risks; (ii) of the internal audit area's activities; and (iii) of the activities of the Conglomerate's  independent audit companies.

2.1.
The Internal Audit area shall report administratively to the Board of Directors of Itaú Unibanco, in the person of its Chairman, while supervision by the Audit Committee pursuant to item 2 above and other items of these Regulations shall be of a technical nature.

3.
The Committee reports to the Board of Directors of Itaú Unibanco ("Board of Directors") and shall be made up of at least three and no more than seven members, elected annually by the Board of Directors from among its members and professionals with proven technical skills compatible with the Committee's functions, conditional on: (i) the chairman of the Committee, who shall be appointed by the Board of Directors, shall be exercised by a Director; and (ii) at least one of the members of this Committee, shall be appointed as Financial Specialist.

3.1.	The duties of a member of the Committee may not be delegated.

4.	The Board of Directors shall terminate the term of office of any member of the Committee, should his independence have been compromised by any circumstances of conflict or potential conflict.

5.	The election of the Committee's members shall take place at the meeting of the Board of Directors at which the members of the Executive Board of Itaú Unibanco are elected.

5.1.
None of the members of the Committee may be, or may have been, in the past twelve months, (i) an officer of Itaú Unibanco or its controlled and affiliate companies; (ii) an employee of Itaú Unibanco or its controlled and affiliate companies; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its controlled and affiliate companies; (iv) a member of the fiscal council of Itaú Unibanco or its controlled and affiliate companies; (v) a controller of Itaú Unibanco or its controlled  and affiliate companies or (vi) a natural person, holder of a direct or indirect participation of more than ten percent of the voting stock of Itaú Unibanco or its controlled and affiliate companies.

5.1.1.
Spouses or family relations in direct line, collateral line or by affinity to the second degree of kinship with the persons cited in sub-items (i) to (vi) above are not eligible for election as Committee members.

5.1.2.	The members of the Board of Directors in a position, or potentially in a position of conflict, which affects their independence, are not eligible for election as Committee members.

6.
The member of the Audit Committee shall receive no other type of compensation from the company or its affiliates which does not relate to his function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to receive his compensation for the functions performed on behalf of this body.

7.
The member  elected to the Audit Committee may only be appointed Financial Specialist should he have: (i) knowledge of generally accepted accounting principles; (ii) skills in applying these principles in the accounting procedures for provisions and reserves; (iii) experience in the preparation, auditing, analysis and evaluation of account statements of a complexity similar to those of Itaú Unibanco or experience in the active supervision of these activities; and (iv) command of the rules for internal controls related to the preparation of account statements.

7.1.	The knowledge mentioned under item 7 must have been acquired academically or through proven professional experience in the areas of: (i) accounting; (ii) auditing or (iii) financial administration.

8.
The Board of Directors shall decide the compensation of the Committee's members as well as the budget for covering the functioning of the Committee, compensation that shall include an estimate for the hiring of external specialists for assisting the Committee in performing its functions.

II - Functioning

9.	The Committee will meet at least four times a year, on convening by its Chairman.

9.1.	The Committee's decisions will be made by a majority of its members.

9.2.	Prior distribution of the agenda of the meetings shall be made to the members of the Committee.

9.3.
In addition to ordinary meetings, the Committee shall arrange meetings with Itaú Unibanco's executive board, independent audit companies and the Internal Audit area, at least on a quarterly basis, to verify compliance with its recommendations or clarifications of its inquiries.

9.4.
At the meetings of the Board of Directors held to approve the quarterly account statements, the Committee, through its Chairman, shall report on the work undertaken in the period and shall notify the relevant facts that have been observed.

9.5.	The Committee shall hold a meeting with Itaú Unibanco's Fiscal Council at least once a year to discuss policies, practices and procedures related to the former's activities.

10.	The Committee, upon the decision of the majority of its members, may convene any employee or member of management of a company comprising the Conglomerate in order to provide clarifications.

11.	The decisions of the meetings of the Committee shall be recorded in the form of minutes.

III - Powers

12.
It is incumbent on the Committee to vouch for (i) the quality and integrity of the account statements; (ii) the compliance with legal and regulatory requirements; (iii) the performance, independence and quality of the work of the external audit companies; (iv) the performance, independence and quality of the work of the Internal Audit area; and (v) the quality and effectiveness of the systems for internal controls and management of risks, being responsible for the following functions:

I -	Prepare the Regulations which discipline the Committee's functioning submitting these, as well as the respective amendments, for the approval of the Board of Directors;

II -	With respect to the account statements, to:

a.
prior to publication, revise the semi-annual and annual account statements of the Conglomerate, as well as the explanatory notes, and the management reports and the reports of the independent audit companies;

b.
jointly with the independent audit company, analyze the principal accounting policies, practices and principles used in the preparation of the account statements as well as any significant changes in the application or choice of these polices, practices and principles;

c.
jointly with the independent audit company, analyze the alternative methods of accounting, in the light of generally accepted accounting principles, relative to financial information, including off-balance sheet structures and pro forma or adjusted information, its effects on the account statements and the criteria used for disclosure, as well as the accounting treatment eventually recommended by the Conglomerate's independent audit companies;

d.	resolve any disagreements between the independent audit companies and Management as to the account statements and the financial reports.

III–	With respect to internal controls and management of risks, to:

a.	assess the quality and effectiveness of the Conglomerate's existing internal controls and risks management systems;

b.	assess the conformity of the operations and the businesses with the legislation, regulations and internal rules;

c.
establish and disclose procedures for receiving and handling information on significant errors or fraud with respect to accounting, auditing and internal controls, as well as noncompliance with legal and regulatory provisions and internal rules, providing specific procedures for protecting whistle-blowers, such as their anonymity and the confidentiality of the information;

d.	recommend to Management the correction or improvement in policies, practices and procedures identified within the scope of the Committee's functions.

IV–	With respect to the Independent Auditor and the Internal Audit, to:

a.	recommend to the Board of Directors, the company to be engaged in Brazil and overseas for rendering independent audit services as well as the respective fees and substitutions;

b.
supervise the work of the Conglomerate's Internal Audit area and independent audit companies in order to evaluate their effectiveness and verify compliance with the legislation, regulations and internal rules;

c.	assess the implementation of recommendations by the independent audit companies and by the Internal Audit as well as those implemented by the Committee itself;

d.
establish and disclose the procedures for engaging the services to be rendered by the companies which audit the Conglomerate's account statements. Revise, update and decide: (i) the services which cannot be rendered by these companies, affecting as they would the companies' independence and/or objectivity, (ii) services, engagement for which has already been pre-approved by the Committee, and (iii) services which are subject to prior submission for the Committee's approval;

e.
assess on an annual basis with the Conglomerate's independent audit companies: (i) the procedures for internal controls of quality of these companies; (ii) their independence; (iii)  questions raised by government and regulatory authorities; (iv) the relationship between these independent audit companies and the Conglomerate; and (v) the most recent revision of the company's quality control (peer review);

f.	jointly with the Independent Auditor, revise the scope, planning and personnel to be allocated for executing its work;

g.
approve the engagement of employees or service providers which have been working in the teams of the independent audit companies that render or have previously rendered auditing services to the Conglomerate in the previous twelve months;

h.	approve the plan and supervise the performance and the results of the Internal Audit work as well as the technical qualification of its employees;

i.	recommend the election, substitution or removal of those responsible for the Internal Audit area.

V–	With respect to the Regulatory Agencies, to:

a.	discuss with Management, significant issues or inspections of the regulatory agencies, including pending audit-related processes and measures taken to resolve them;

b.	monitor the work of the government supervision and inspection agencies;

VI–	With respect to the External Ombudsman's Department, to:

a.	at the end of each semester, receive and examine the qualitative and quantitative report with respect to the performance of the Conglomerate's External Ombudsman's Department;

b.
examine the report prepared by the Officer for the External Ombudsman's Department with respect to the activities of the External Ombudsman's Department as at the baseline dates of June 30  and December  31 or when a significant event is identified.

13.	The Committee may engage external specialists, ensuring the integrity and the confidentiality of the work undertaken.

13.1.	The work of the external specialists does not exempt the Committee from its responsibilities.

14.
The Committee shall, individually or jointly with the Conglomerate's respective independent audit companies, formally communicate to BACEN or SUSEP, within no more than three business days from the time of identification, the existence or evidence of: (i) noncompliance with the legal and regulatory rules that place the continuity of any of the companies in the Conglomerate at risk; (ii) frauds of any value perpetrated by the management of any of the companies in the Conglomerate; (iii) significant frauds perpetrated by the employees of any of the companies in the Conglomerate, or by third parties; and (iv) errors arising from significant inaccuracies in the account statements of any of the companies in the Conglomerate.

15.
Management shall notify the Committee and the respective independent audit companies as to the identification of events cited in item 14 within no more than twenty-four hours, pursuant to procedures established by the Committee.

16.	The facts, the result of whistle-blowing, or notified infringements, shall be investigated and submitted for the Committee's examination.

17.
The independent and internal auditors and the Organization's Compliance area shall from time to time supply the Committee with reports as to the conformity of existing procedures, routines and products in relation to the laws and regulations.

18.	The Committee shall prepare the "Report of the Audit Committee" for the semesters ending June 30 and December 31.

18.1.	The report prepared by the Committee shall include information required by the current regulations.

18.2.
In addition to the mandatory information already mentioned, the Report for December 31 shall also focus on aspects relative to: (i) a formal appraisal  of the work carried out by the internal and external audit during the fiscal year; (ii) self-evaluation of the Committee; and (iii) training of the members of the Committee.

19.	Publication of a summary of the Audit Committee's Report containing its principal data, jointly with the Conglomerate's semi-annual and annual account statements.

20.	The Audit Committee's Report shall be held at the disposal of BACEN, SUSEP and the Board of Directors for a minimum period of five years from date of its completion.

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